UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MedQuist Holdings Inc.

File No. 333-169997 - CF#26227

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MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 18, 2010, as amended.

Based on representations by MedQuist Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.34	through June 30, 2015
Exhibit 10.35	through June 30, 2015
Exhibit 10.36	through June 30, 2015
Exhibit 10.37	through April 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel